                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                   SCHEDULE TO
                                  (RULE 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                ----------------

                                RSA SECURITY INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                ----------------

           Options to Purchase Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                ----------------

                                  7497 19 10 0
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                ----------------

                                Margaret K. Seif
              Senior Vice President, General Counsel and Secretary
                                RSA Security Inc.
                  36 Crosby Drive, Bedford, Massachusetts 01730
                                 (781) 301-5000
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                 with a copy to:

                             Hal J. Leibowitz, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000

                                ----------------

                            CALCULATION OF FILING FEE

    Transaction Valuation(1)                        Amount of filing fee(2)

          $159,051,676                                     $31,811

(1) Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 22,143,042 shares of common stock of RSA Security Inc. having a weighted average exercise price of $26.38 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.    Filing party: Not applicable.

Form or Registration No.: Not applicable.  Date filed: Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]     third party tender offer subject to Rule 14d-1.

[X]     issuer tender offer subject to Rule 13e-4.

[ ]     going-private transaction subject to Rule 13e-3.

[ ]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1.  SUMMARY TERM SHEET.

         The information set forth under "Frequently Asked Questions and Summary Term Sheet" in the document entitled "Offer to Exchange Outstanding Stock Options held by Employees of RSA Security Inc.", dated November 15, 2001 (as amended from time to time, the "Offer to Exchange"), attached hereto as Exhibit
(a)(1), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is RSA Security Inc., a Delaware corporation (the "Company"), and the address and telephone number of its principal executive offices is 36 Crosby Drive, Bedford, Massachusetts 01730 (781) 301-5000. The information set forth in the Offer to Exchange under Section 9 ("Information About RSA; Summary Financial Information; Risk Factors") is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO relates to the solicitation by the Company of requests to exchange options (the "Options") outstanding under the Company's 1986 Stock Option Plan (the "1986 Plan"), 1994 Stock Option Plan--1998 Restatement, as amended (the "1998 Restatement Plan"), Amended and Restated 1998 Non-Officer Employee Stock Incentive Plan, as amended (the "Non-Officer Plan"), Xcert International, Inc. 1998 Equity Incentive Plan (the "Xcert Plan"), and Securix, Inc. 1996 Stock Option Plan (the "Securix Plan") (collectively, the "Option Plans") to purchase shares of the Company's Common Stock, $0.01 par value per share ("Option Shares") for new options (the "New Options") that will be granted under and subject to the 1998 Restatement Plan and the Non-Officer Plan, upon the terms and subject to the conditions described in the Offer to Exchange. This solicitation (the "Offer") excludes the class of options held by optionholders who are not employees of the Company or one of its subsidiaries on both the date the Offer expires (the "Offer Period") and the date on which the new options are granted. In the aggregate, there are 22,143,042 shares of Common Stock underlying the Options covered in this Offer. For every five eligible Option Shares surrendered, the Company will grant an option for three new Option Shares to the optionee, subject to the terms and conditions of the Offer to Exchange. The information set forth in the Offer to Exchange under "Frequently Asked Questions and Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The information set forth under Item 2(a) above and in Schedule A of the Offer to Exchange ("Information About the Directors and Executive Officers of RSA") is incorporated herein by reference. The Company is both the filing person and the subject company.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in the Offer to Exchange under "Frequently Asked Questions and Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Surrendering Options"),
Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options"), Section 6 ("Conditions of This Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"),
Section 9 ("Information About RSA; Summary Financial Information; Risk Factors"), Section 11 ("Status of Options Acquired by Us in This Offer; Accounting Consequences of This Offer;"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of This Offer; Termination; Amendment") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The Offer is being conducted for compensatory purposes as described in the Offer to Exchange. The information set forth in the Offer to Exchange under Section 2 ("Purpose of This Offer") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in This Offer; Accounting Consequences of This Offer") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under
Section 2 ("Purpose of This Offer") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of This Offer") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (d) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

         (a) The information set forth in the Offer to Exchange under Section 9 ("Information About RSA; Summary Financial Information; Risk Factors") and
Section 16 ("Additional Information"), and on pages 36 through 58 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, and the Company's Quarterly Reports on Form 10-Q for its fiscal quarters ended March 31, 2001, June 30, 2001, and September 30, 2001 are incorporated herein by reference.

         (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

         (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b) Not applicable.

ITEM 12. EXHIBITS.

         (a) (1) Offer to Exchange Outstanding Stock Options Held by Employees of RSA Security Inc., dated November 15, 2001.

             (2) Form of Letter to Eligible Optionholders and Summary of Terms.

             (3) Form of Election Form.

             (4) Form of Notice of Change in Election.

             (5) Form of Promise to Grant Stock Option(s).

             (6) Frequently Asked Questions.

             (7) Email communications to employees in connection with the Offer to Exchange.

             (8) Powerpoint Presentation to Employees.

         (b) Not applicable.

         (d) (1) RSA Security Inc. 1994 Stock Option Plan--1998 Restatement, as amended, is incorporated herein by reference to RSA Security Inc. Preliminary Proxy Statement filed pursuant to Schedule 14(a) of the Securities Exchange Act of 1934, as amended, on March 5, 1999 (File No. 000-25120).

             (2) RSA Security Inc. Amended and Restated 1998 Non-Officer
                 Employee Stock Incentive Plan, as amended, is incorporated herein by reference to RSA Security Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001 (File No. 000-25120).

             (3) Form of Nonqualified Stock Option Agreement Pursuant to the RSA
                 Security Inc. 1994 Stock Option Plan--1998 Restatement, as amended.

             (4) Form of Nonqualified Stock Option Agreement Pursuant to the RSA
                 Security Inc. Amended and Restated 1998 Non-Officer Employee Stock Incentive Plan, as amended.

             (5) RSA Security Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (File No. 000-25120), is incorporated herein by reference.

             (6) RSA Security Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001 (File No. 000-25120), is incorporated herein by reference.

             (7) RSA Security Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001 (File No. 000-25120), is incorporated herein by reference.

             (8) RSA Security Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001 (File No. 000-25120), is incorporated herein by reference.

             (9) RSA Security Inc. Current Reports on Form 8-K, filed with the
                 SEC on February 6, 2001; February 27, 2001; July 16, 2001; September 19, 2001; October 1, 2001; October 15, 2001; October 17, 2001; October 18, 2001; October 25, 2001; October 30, 2001;
                 and November 6, 2001 (File No. 000-25120), are incorporated herein by reference.

         (g) Not applicable.

         (h) Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         (a) Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.



                                          RSA SECURITY INC.


                                          /s/ Margaret K. Seif
                                          ------------------------------------
                                          Margaret K. Seif
                                          Senior Vice President, General Counsel
                                          and Secretary


Date: November 15, 2001

                                  EXHIBIT INDEX


         Exhibit
         Number                                  Description

         (a)      (1)      Offer to Exchange Outstanding Stock Options Held by
                           Employees of RSA Security Inc., dated November 15,
                           2001.

         (a)      (2)      Form of Letter to Eligible Optionholders and Summary
                           of Terms.

         (a)      (3)      Form of Election Form.

         (a)      (4)      Form of Notice of Change in Election.

         (a)      (5)      Form of Promise to Grant Stock Option(s).

         (a)      (6)      Frequently Asked Questions.

         (a)      (7)      Email communications to employees in connection with
                           the Offer to Exchange.

         (a)      (8)      Powerpoint Presentation to Employees.

         (d)      (1)      RSA Security Inc. 1994 Stock Option Plan--1998
                           Restatement, as amended, is incorporated herein by reference to RSA Security Inc. Preliminary Proxy
                           Statement filed pursuant to Schedule 14(a) of the Securities Exchange Act of 1934, as amended, on March 5, 1999 (File No. 000-25120).

         (d)      (2)      RSA Security Inc. Amended and Restated 1998
                           Non-Officer Employee Stock Incentive Plan, as amended, is incorporated herein by reference to RSA
                           Security Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001 (File No.
                           000-25120).

         (d)      (3)      Form of Nonqualified Stock Option Agreement Pursuant
                           to the RSA Security Inc. 1994 Stock Option Plan--1998
                           Restatement, as amended.

         (d)      (4)      Form of Nonqualified Stock Option Agreement Pursuant
                           to the RSA Security Inc. Amended and Restated 1998
                           Non-Officer Employee Stock Incentive Plan, as amended.

         (d)      (5)      RSA Security Inc. Annual Report on Form 10-K for the
                           fiscal year ended December 31, 2000 (File No.
                           000-25120), is incorporated herein by reference.

         (d)      (6)      RSA Security Inc. Quarterly Report on Form 10-Q for
                           the fiscal quarter ended March 31, 2001 (File No.
                           000-25120), is incorporated herein by reference.

         (d)      (7)      RSA Security Inc. Quarterly Report on Form 10-Q for
                           the fiscal quarter ended June 30, 2001 (File No.
                           000-25120), is incorporated herein by reference.

         (d)      (8)      RSA Security Inc. Quarterly Report on Form 10-Q for
                           the fiscal quarter ended September 30, 2001 (File
                           No. 000-25120), is incorporated herein by reference.

         (d)      (9)      RSA Security Inc. Current Reports on Form 8-K,
                           filed with the SEC on February 6, 2001; February 27,
                           2001; July 16, 2001; September 19, 2001; October 1,
                           2001; October 15, 2001; October 17, 2001; October 18,
                           2001; October 25, 2001; October 30, 2001; and
                           November 6, 2001 (File No. 000-25120), are
                           incorporated herein by reference.